SE



18001475

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

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SEC Mail Processing Section

FEB 2 8 2018

Washington DC 408

SEC FILE NUMBER

8-66775

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** AND ENDING **12/31/17**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Roseview Securities, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

75 Federal Street, Suite 610

(No. and Street)

Boston	**MA**	**02110**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joshua Anderson   (206) 535-2401

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP

(Name – *if individual, state last, first, middle name*)

53 State Street, 17th Floor	**Boston**	**MA**	**02109**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

DB

yw

OATH OR AFFIRMATION

I, _____Joshua P. Anderson_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roseview Securities, LLC _____ , as of _____ December 31 , 20 17 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROSEVIEW | TRUSTED ADVISORS.
EXPERIENCED INVESTORS.

ROSEVIEW SECURITIES, LLC

Financial Statements

December 31, 2017

ROSEVIEW SECURITIES, LLC

December 31, 2017

Table of Contents '



ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Roseview Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Roseview Securities, LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



MARCUMGROUP
MEMBER

Marcum LLP ■ 53 State Street ■ 17th Floor ■ Boston, Massachusetts 02109 ■ Phone 617.807.5000 ■ Fax 617.807.5001 ■ marcumllp.com

Supplemental Information

The Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission (exemption), and Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission (exemption) (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

Marcum LLP

Boston, MA
February 27, 2018

2

ROSEVIEW SECURITIES, LLC

Statement of Financial Condition

December 31, 2017

Assets

Cash and cash equivalents	$	593,553
Accounts receivable		1,721,997
Other assets		33,823
Total assets	$	2,349,373

Liabilities and Member's Equity

Liabilities:		
Due to related party		79,804
Accounts payable and other liabilities		1,478
Total liabilities		81,282
Member's Equity:		2,268,091
Total liabilities and member's equity	$	2,349,373

The accompanying notes are an integral part of these financial statements

ROSEVIEW SECURITIES, LLC

Statement of Operations

Year ended December 31, 2017

Revenue:		
Consulting fees	$	272,500
Commissions		2,213,000
Total revenue		2,485,500
Operating expenses:		
Employee compensation and benefits		586,664
Management fees and allocated corporate overhead		226,900
Professional and regulatory		76,423
General and administrative		53,021
Travel and entertainment		45,453
Total operating expenses		988,461
Net income	$	1,497,039

ROSEVIEW SECURITIES, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2017

Balance at January 1, 2017	$	152,548
Contributions from member		618,504
Net income		1,497,039
Balance at December 31, 2017	$	2,268,091

ROSEVIEW SECURITIES, LLC

Statement of Cash Flows

Year ended December 31, 2017

Cash flows from operating activities:		
Net income	$	1,497,039
Adjustments to reconcile net income to net cash used in operating activities:		
Increase (decrease) in operating assets and liabilities:		
Accounts receivable		(1,699,063)
Other assets		(22,185)
Due to related party		(19,700)
Accounts payable and other liabilities		(4,229)
Net cash used in operating activities		(248,138)
Cash flows from financing activities:		
Contributions from member		550,000
Net cash provided by financing activities		550,000
Increase in cash and cash equivalents		301,862
Cash and cash equivalents, beginning of year		291,691
Cash and cash equivalents, end of year	$	593,553
Supplemental disclosure of noncash financing activity:		
Contribution from member	$	68,504

ROSEVIEW SECURITIES, LLC

Notes to Financial Statements

December 31, 2017

(1) Organization

Roseview Securities, LLC (the "Company"), a Massachusetts Limited Liability Company, was formed on November 24, 2004 by Roseview Capital Partners, LLC ("RCP") as the Company's sole equity member.

On December 7, 2017, RCP transferred 100% of its equity membership interest in the Company to The Roseview Group, LLC (the "Parent"), thus making the Parent the sole member of the Company. The Parent is a wholly-owned subsidiary of RCP.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The primary activity of the Company is to provide investment banking services, which include investment advisory services and to facilitate capital raising activities for private placement investments throughout the United States of America. The Company does not carry any margin accounts, nor maintain possession or control of any customer funds or securities, and is exempt from Rule 15c3-3 of the SEC under the provisions of paragraph (k)(2)(i).

(2) Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP").

(b) Use of Estimates

The preparation of financial statements in accordance with GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(c) Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid short-term investments with original maturities of three months or less from the purchase date to be cash equivalents.

(d) Accounts Receivable

Accounts receivable are recorded at the amount management expects to ultimately collect from customers. Accounts receivable are reviewed regularly to determine if they are collectible, and, as necessary, an allowance for doubtful accounts is established if recovery is uncertain and charged to other operating expenses on the accompanying statement of operations. No allowance for doubtful accounts was considered necessary at December 31, 2017.

(e) Revenue Recognition

The principal sources of operating revenue are placement fee commissions for obtaining suitable investors for certain clients' real estate investments and general consulting fees. The Company recognizes revenue from placement fees and retainers in accordance with the closing agreements when prospective investors

have given formal indication of their intent to commit investment funds, substantially all contingencies relating thereto have been satisfied and all significant services have been delivered (typically the closing event). Consulting fees are recognized at such time as the fees are earned under the consulting agreement.

(f) Expense Recognition

Operating expenses are recognized as incurred.

(g) Income Taxes

The Company is a limited liability company and was treated as a partnership for federal and state tax purposes from the formation date of the Company to December 7, 2017. Since December 7, 2017, the Company is treated as a disregarded entity for federal and state income tax purposes.

Under the tax regulations in the United States of America, generally partnerships and disregarded entities are not subject to entity-level federal or state income taxes. Accordingly, federal and state income taxes have not been provided for in the accompanying financial statements. Each member is allocated a share of the Company's operating income and losses based on the Company's operating agreement and each member is responsible for reporting its allocable share of the Company's taxable income, gains, losses, deductions, and credits in its tax return. Accordingly, the accompanying financial statements do not reflect a provision for income taxes. Certain states and local jurisdictions do subject the Company to entity-level taxation as a limited liability company.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. To the extent there are any interest and penalties associated with unrecognized tax positions, the Company's policy is to classify these as general and administrative expenses in the accompanying statement of operations. The Company assessed its tax positions for all preceding three open tax years for all applicable jurisdictions. Based on the analysis, the Company concluded no material uncertain tax positions to be recorded at this time. The Company is subject to routine audits by taxing jurisdictions; however there are currently no audits for any periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2014.

The Tax Cuts and Jobs Act, which was enacted on December 22, 2017, made key changes to the U.S. tax law, including the reduction of the U.S. federal corporate tax rate. ASC 740 requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. Since the earnings and losses of the Company are passed through to its members, the Company concluded that there was no impact to the financial statements for the year ended December 31, 2017.

(h) Recently Issued Accounting Standards

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers: Topic 606*, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers: Deferral of the Effective Date*, which deferred the effective date for implementation of ASU 2014-09 by one year and is now

effective for annual reporting periods beginning after December 15, 2017. The guidance in ASU 2014-09 provides a principles-based framework for addressing revenue recognition and eliminates industry specific guidance to improve comparability to the approach of other industries. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance provides five steps for an entity to achieve that core principle and provides disclosure requirements for revenue recognition. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company has adopted this new accounting standard update of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially since the principles of revenue recognition from ASU 2014-09 are largely consistent with existing guidance and current practices applied by the Company. The Company is also evaluating its disclosures and may provide additional disaggregation of revenue upon adoption of ASU 2014-09.

(3) Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 ("SEA Rule 15c3-1"), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $512,271 which was $506,852 in excess of its required net capital of $5,419. The Company's ratio of aggregate indebtedness to net capital was 0.16 to 1.

(4) Related-Party Transactions

The Company receives all of its executive, compliance and general operations support from individuals who are employed and compensated by RCP. RCP also provides for the payment of certain direct expenses incurred by the Company in its operations as applicable and reasonably deemed necessary or appropriate to carry on the business activities of the Company. Such expenses paid by RCP on behalf of the Company are charged directly to the Company on a monthly basis in accordance with its Management and Expense Sharing Agreement. The Company is not responsible for paying any expenses for which RCP is solely liable. Such expenses include, but are not limited to, office rents and occupancy costs, salaries, bonuses and benefits of employees of RCP, insurance coverage, professional subscriptions and other professional fees, and printing, mailing, office supplies and equipment and information technology costs. During 2017, the Company incurred $589,958 for direct expenses of the Company paid for by RCP.

Additionally, RCP provides administrative and financial support, certain equipment, telephone, office space and other resources on behalf of the Company. Such expenses incurred by RCP on behalf of the Company are allocated to the company in accordance with its Management and Expense Sharing Agreement and charged to the Company on a monthly basis as a management fee and allocated corporate overhead expense. During 2017, the Company incurred $226,900 in management fees and allocated corporate overhead expense owed to RCP.

As of December 31, 2017, the Company owed RCP $79,804 related to direct expenses of the Company, and management fees and allocated corporate overhead expenses.

During the year ended December 31, 2017, RCP made $618,504 in cash and non-cash contributions to the Company.

(Continued)

ROSEVIEW SECURITIES, LLC

Notes to Financial Statements

December 31, 2017

(5) Concentration of Credit Risk

The Company is engaged in various activities in which the counterparties primarily include other broker-dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

For the year ended December 31, 2017, the Company derived 100% of its revenue from six customers and had two customers represent approximately 93% of the Company's total revenue. These two customers accounted for approximately 99% of the accounts receivable balance as of December 31, 2017.

The Company places its cash and cash equivalents in deposits with federally insured commercial banks. At times, such deposits may exceed the federally insured limits. The Company believes it mitigates credit risk by depositing cash in or investing through major financial institutions within the United States of America. At December 31, 2017, all of the Company's cash and cash equivalents were held at one financial institution.

(6) Subsequent Events

Subsequent to December 31, 2017 and through February 27, 2018, the date through which management evaluated subsequent events and on which the financial statements were available to be issued, the Company did not identify any other significant subsequent events requiring recognition or disclosure.

ROSEVIEW SECURITIES, LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2017

Net capital:

Total member's equity qualified for net capital	$	2,268,091
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable, net		1,721,997
Other assets		33,823
Total non-allowable assets		1,755,820
Net capital	$	512,271
Aggregated indebtedness:		
Due to related party	$	79,804
Accounts payable and other liabilities		1,478
Total aggregated indebtedness	$	81,282
Computation of basic net capital requirement:		
Minimum net capital required	$	5,419
Minimum dollar net capital requirement		5,000
Net capital requirement:		5,419
Excess net capital	$	506,852
Excess net capital greater than 10% of liabilites or 120% of		
net capital requirement	$	504,143
Percentage of aggregate indebtedness to net capital		15.87%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-f Part II filed as of December 31, 2017.

ROSEVIEW SECURITIES, LLC

December 31, 2017

Schedule II

Management Statement for Exemption of the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission

Roseview Securities, LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule.

Schedule III

Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission:

Roseview Securities, LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Roseview Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Boston, MA
February 27, 2018

ROSEVIEW SECURITIES, LLC

Exemption Report

Year Ended December 31, 2017

Roseview Securities, LLC (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i); and

(2) The Company has met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the period from January 1, 2017 through December 31, 2017.

Roseview Securities, LLC

I, Joshua P. Anderson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:_____

Title: Chief Compliance Officer

February 27, 2018

ROSEVIEW | TRUSTED ADVISORS.
EXPERIENCED INVESTORS.

ROSEVIEW SECURITIES, LLC

Report of Independent Registered Public Accounting Firm
On Applying Agreed-Upon Procedures

December 31, 2017



ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Roseview Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Roseview Securities, LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



MARCUMGROUP
MEMBER

Marcum LLP ▪ 53 State Street ▪ 17th Floor ▪ Boston, Massachusetts 02109 ▪ Phone 617.807.5000 ▪ Fax 617.807.5001 ▪ marcumllp.com

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, MA
February 27, 2018

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended ___December 31, 2017___
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

WORKING COPY

8-66775 FINRA DEC
Roseview Securities, LLC
75 Federal Street, Suite 610
Boston, MA 02110

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Nate White; 617-956-4361

2. A. General Assessment (item 2e from page 2) — $ 3,728

B. Less payment made with SIPC-6 filed (**exclude Interest**) — (3,154)
   ___7/25/17___
   Date Paid

C. Less prior overpayment applied — (_____)

D. Assessment balance due or (overpayment) — 574

E. Interest computed on late payment (see instruction E) for ____days at 20% per annum — 0

F. Total assessment balance and interest due (or overpayment carried forward) — $ 574

G. **PAYMENT: √ the box**
   Check mailed to P.O. Box [✓] Funds Wired [ ]
   Total (must be same as F above) — $ 574

H. Overpayment carried forward — $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ROSEVIEW SECURITIES, LLC
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __12__ day of __February__, 20__18__.

Director of Finance
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
  Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2017
and ending December 31, 2017

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,485,500

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions   0

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

        Enter the greater of line (i) or (ii)

        Total deductions   0

2d. SIPC Net Operating Revenues $ 2,485,500

2e. General Assessment @ .0015   Rate effective 1/1/2017 $ 3,728

(to page 1, line 2.A.)

2